Mail Stop 4561

      April 20, 2007



David Dorr
Life Exchange, Inc.
2001 Biscayne Blvd., Suite 2102
Miami, FL  33137


Re:	Life Exchange, Inc.
	Amendment No. 1 to Form 10-SB
	File No. 0-52394
      Filed March 20, 2007

Dear Mr. Dorr:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Item 2.  Management`s Discussion and Analysis or Plan of Operation

Sales and Marketing, page 18

1. Your listing fee of $100 per policy submitted to auction disclosed here is inconsistent with the $150 listing fee per page 6. Please reconcile these statements.

Continuing Operations, Liquidity and Capital Resources, page 21

2. We have reviewed your response to prior comment 12. Please tell us your accounting basis for including accounts receivable and prepaid expenses in your cash and cash equivalents balance as disclosed here as well as in your overview and plan of operations discussion at page 17 and in your liquidity and capital resources discussion on page 22.

Operating Expenses, page 21

3. Based on review of your interim financial statements for the quarterly period ended December 31, 2006 it appears that payroll expenses incurred in the second quarter decreased materially from those incurred during the three months ended September 30, 2006. Please revise your MD&A discussion to include an explanation of this fluctuation.

Item 6.  Executive Compensation, page 33

4. We have reviewed your response to prior comment 25. Based on your revised amounts and clarification that the 2006 figures relate to the year ended June 30, 2006, please tell us where your officers` compensation is recorded in the financial statements. In this respect, we note your payroll expense totals $70,756 per the income statement at page F-3 whereas within this table you disclose a salary of $70,756 for each of the four officers listed.

Recent Sales of Unregistered Securities, page 38

5. Please disclose the consideration provided by James Smith for his shares.

Financial Statements for the Year Ended June 30, 2006

Note E - Leases and Commitments, page F-13

6. We have considered your response to our prior comment 36.
Confirm
for us whether your prior CEO was required to render services beyond a minimal retention period as discussed in paragraph 9 of SFAS
146.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Amanda
Jaffe at (202) 551-3473, or Robert Telewicz, at (202) 551-3438.
Direct any other questions to Michael McTiernan at (202) 551-3852, or the undersigned at (202) 551-3780.


	Sincerely,



	Karen J. Garnett
	Assistant Director




David Dorr
Life Exchange, Inc.
April 20, 2007
Page 1